SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 0-5519 (Associated Banc-Corp)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:
ASSOCIATED BANC-CORP
1200 Hansen Road
Green Bay, Wisconsin 54304

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Schedule
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS

Page(s)
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits, December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Plan Benefits, Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4-11

Schedule H, line 4i – Schedule of Assets (Held at End of Year), December 31, 2007	12-14

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Associated Banc-Corp 401(k) & Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Chicago, Illinois
June 26, 2008

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006

	2007	2006

Assets:
Investments, at fair value:
Common/collective trust funds	$197,283,658	$187,718,394
Associated Banc-Corp common stock fund	109,067,677	162,608,111
Mutual funds	110,826,411	103,650,195
Money Market Fund	420,008	67,289
Fixed Income Securities	123,787	172,971
Cash surrender value of life insurance	165,410	168,050
Loans to participants	1,075,200	1,260,599

Total Investments	418,962,151	455,645,609
Receivables:
Accrued interest, dividends and capital gains distributions receivable	3,434,588	2,039,909
Due from broker for securities sold	1,650,912	54,783
Participant contribution receivable	560	467
Employer contribution receivable	5,426,344	4,430,191

Total assets	429,474,555	462,170,959

Liabilities:
Administrative expenses payable	226,191	234,898
Due to broker for securities purchased	112,600	335,049

Total liabilities	338,791	569,947

Net assets available for plan benefits	$429,135,764	$461,601,012

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2007 and 2006

	2007	2006

Additions:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$(12,614,503)	$40,605,894
Interest and dividends	7,414,994	6,967,635

Total investment income/(loss)	(5,199,509)	47,573,529

Participant contributions	14,427,808	13,695,301
Employer contributions	5,434,200	4,430,191
Rollover contributions	3,056,051	2,310,744
Transfer of net assets from merged plans	0	12,448,495

Total additions	17,718,550	80,458,260
Deductions:
Distributions to participants	49,122,962	47,787,965
Corrective participant distributions	60,198	31,908
Insurance premiums	19,198	19,078
Administrative expenses	981,490	1,175,446

Total deductions	50,183,848	49,014,397

Net increase/(decrease) in net assets available for plan benefits	(32,465,248)	31,443,863
Net assets available for plan benefits:
Beginning of year	461,601,012	430,157,149

End of year	$429,135,764	$461,601,012

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
(1)	Description of the Plan

The following brief description of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, formerly known as the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan, (the Plan) is provided for general information. The Plan contains 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Background

Associated Banc-Corp (the Company) has established the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, a defined contribution plan. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants

Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the employer 401(k) contribution provisions of the Plan on January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee 401(k) contribution portion of the Plan if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

Contributions

In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% and the limitations ($15,500 for 2007 and $15,000 for 2006) of Section 402(g) of the Code of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($5,000 for 2007 and $5,000 for 2006) of, Code section 414(v). Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

The Plan provides for a Company matching contribution equal to 100% of the first three percent deferred plus 50% of the next three percent deferred for 2007 and equal to 50% of the first six percent deferred during 2006 for plan participants who have met the service requirements.

Vesting

Participants are 100% vested at all times in both employee and matching contributions under the 401(k) portion of the Plan. During 2006, the Plan provided for discretionary Company contributions under the profit sharing provisions of the Plan. The following is a schedule of vesting in the Company’s discretionary profit sharing contribution. The Plan was amended to discontinue the discretionary profit sharing contribution in 2007; however, participants in the plan with profit sharing

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
balances will continue to vest according to this schedule.

Years of Service	Vested Percentage

Less than three	0%
Three but less than four	50%
Four but less than five	75%
Five or more	100%

Forfeitures

Upon termination, the non-vested portion of Company discretionary profit sharing contributions and the earnings thereon become subject to forfeiture. Forfeitures were $690,682 and $1,691,249 in 2007 and 2006 respectively. All forfeitures are used to reduce employer contributions in the next calendar year.

Investment of Plan Assets

Participants have the right to direct that investments be made in the Associated Trust Company, N.A. Emerging Growth Fund, Associated Trust Company, N.A. Common Stock Fund, Associated Trust Company, N.A. Equity Income Fund, Associated Trust Company, N.A. Foreign Equity Fund, Associated Trust Company, N.A. Balanced Lifestage Fund, Associated Trust Company, N.A. Growth Balanced Lifestage Fund, Associated Trust Company, N.A. Growth Lifestage Fund, Associated Trust Company, N.A. Intermediate Term Bond Fund, Associated Trust Company, N.A. Conservative Balanced Lifestage Fund, Associated Trust Company, N.A. Money Market Account, Associated Banc-Corp Common Stock Fund, Dodge & Cox Stock Fund, EuroPacific Growth Fund, Goldman Sachs Growth Opportunities Institutional Fund, Growth Fund of America, Janus Small Cap Value Fund, Vanguard Institutional Index Fund, Weitz Value Fund or a combination of funds. Plan assets are held in trust with a subsidiary of the Company, Associated Trust Company, N.A. (the trustee). The following is a brief description of each fund:

Associated Trust Company, N.A. Emerging Growth Fund – The fund is designed to maximize long-term stock returns by diversifying stock ownership into numerous industries. The fund invests in equities issued by small capitalization, fast growing, companies.

Associated Trust Company, N.A. Common Stock Fund – The fund is designed to achieve long-term growth through investment in large cap companies with good growth prospects. The majority of the assets in this portfolio are included in the S&P 500 Index.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
Associated Trust Company, N.A. Equity Income Fund – The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

Associated Trust Company, N.A. Foreign Equity Fund – The fund is designed to provide exposure to investment opportunities outside the United States. The fund invests primarily in attractively valued foreign common stocks.

Associated Trust Company, N.A. Balanced Lifestage Fund – The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half of the portfolio will consist of investment grade bonds with the remaining one-half consisting of a diversified mix of stocks, with an emphasis on large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Growth Balanced Lifestage Fund – The fund is designed to seek both long term growth of capital and a modest amount of income and stability through a mix of stocks and bonds. The portfolio will largely emphasize the pursuit of capital growth through investments in large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks with the remainder primarily consisting of investment grade bonds.

Associated Trust Company, N.A. Growth Lifestage Fund – The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The portfolio will emphasize large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Intermediate Term Bond Fund – The fund is designed to earn a competitive total return through diversified investment in high-quality fixed income securities issued by the United States Government, federal agencies, and public corporations, as well as mortgage-backed and asset-backed issues and certificates of deposit.

Associated Trust Company, N.A. Conservative Balanced Lifestage Fund – The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment stocks. The portfolio will primarily consist of investment grade bonds with the equity portion consisting primarily of large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Money Market Account – The investment alternative is designed to provide safety of principal through use of a money market account.

Associated Banc-Corp Common Stock Fund – The fund is designed to share in the performance of Associated Banc-Corp. The fund invests in Associated Banc-Corp common stock and cash equivalents.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
Dodge & Cox Stock Fund – The fund is designed to pursue long-term growth of principal and income. The Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

EuroPacific Growth Fund – The fund is designed to pursue long-term growth of capital. The fund invests in at least 80% of assets in equity securities of issuers from Europe and the pacific Basin.

Goldman Sachs Growth Opportunities Institutional Fund – The fund is designed to achieve long-term growth of capital. The fund invests in at least 90% of assets in equity securities with a primary focus on mid-cap companies.

Growth Fund of America – The fund is designed to achieve long-term capital growth. The fund invests primarily in common stocks.

Janus Small Cap Value Fund – The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued small companies with market capitalization within the 12-month average of the capitalization range of the Russell 2000 index.

Vanguard Institutional Index Fund – The fund is designed to replicate the aggregate price and yield performance of the S&P 500 Index. The fund invests in all 500 stocks listed in the S&P 500 in approximately the same proportion as they are represented in the Index.

Weitz Value Fund – The fund is designed to achieve capital appreciation by investing primarily in equity securities. The advisor seeks securities trading at prices lower than their intrinsic values.

Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

Participant Loans

A participant may request a loan for one or a combination of the following reasons: (a) purchase or preservation of a participant-owned principal residence, (b) education expenses for the participant or their dependent, (c) extensive medical expenses in the participant’s immediate family, or (d) severe financial hardship. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant’s account balance. A participant may not request a loan for less than $1,000.

A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate offered by Associated Bank, N.A. The loan will provide bi-weekly payments under a level amortization schedule of not greater than 5 years or 15 years if a loan is used to acquire a principal residence. The plan may also hold grandfathered or inherited loans from merged plans with maturity dates extended beyond the 15 years allowed by the plan document.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
Participant Accounts

The Plan is a defined contribution plan under which a separate individual account is established for each participant. Plan investments are valued daily. Due to daily valuation, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately allocated to the participants’ accounts. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access.

Distributions

Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant’s attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant’s account through the date of distribution.

Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

Termination of Plan

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires the impact of a tax position to be recognized in the financial statements if that position is more-likely-than-not of being sustained upon examination, based on the technical merits of the position. A tax position

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
meeting the more-likely-than-not threshold is then to be measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan adopted the provisions of FIN 48 effective January 1, 2007, resulting in no cumulative effect adjustment as of the date of adoption and determined that the adoption did not have any impact on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements.” The Plan adopted the provisions of SFAS 157 on January 1, 2008. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not have a material impact on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

The significant accounting policies of the Plan are as follows:

Investments and Income Recognition

Investment securities are valued at quoted market prices. However, securities for which no quoted market prices are available are valued at estimated fair value. The investments in units of the common/collective trust funds are valued at the amount at which units in the funds can be withdrawn, which approximates fair value. The money market account is stated at cost plus accrued interest, which approximates fair value. Participant loans are valued at cost which approximates fair value. Cash surrender values are provided by the underlying insurance providers at year end and also upon individual policy surrender. As such, these holdings are valued at the year end cash surrender values, which approximates fair value.

Plan assets are held by the trustee. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of specific identification. The Plan records interest income on the accrual basis and dividends on the ex-dividend date.

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.

Payment of Benefits

Benefits are recorded when paid.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(3)	Investments

The fair value of investments that represent 5% or more of the Plan’s net assets at December 31 are presented in the following table:

	2007	2006

Associated Banc-Corp Common Stock Fund	$109,067,677	$162,608,111
Associated Trust Company, N.A. Growth Lifestage Fund	50,879,120	52,958,561
Associated Trust Company, N.A. Balanced Lifestage Fund	48,058,842	46,975,097
Associated Trust Company, N.A. Money Market Account	35,578,080	32,925,878
Dodge & Cox Stock Fund	31,036,398	33,700,343

During 2007 and 2006, the Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, (depreciated) appreciated in value by $(12,614,503) and $40,605,894 respectively, as follows:

	2007	2006
Associated Banc-Corp Common Stock Fund	$(32,692,776)	$11,090,993
Common/Collective Trust Funds	15,971,586	16,805,364
Mutual Funds	4,105,920	12,709,508
Fixed Income Securities	817	29

Total	$(12,614,503)	$40,605,894

(4)	Transactions with Related Parties

The Associated Banc-Corp Common Stock Fund at December 31, 2007 and 2006 included 3,983,674 shares and 4,611,798 shares, respectively, of common stock of the Company with fair values of $107,917,729 and $160,859,514, respectively. Dividend income from Company stock

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
totaled $5,238,415 and $5,590,080 in 2007 and 2006, respectively. Also included in the Associated Banc-Corp Common Stock Fund at December 31, 2007 and 2006 were units of Goldman Sachs Financial Square Prime Obligations Fund with fair values of $1,149,948 and $1,748,597, respectively. The Goldman Sachs Financial Square Prime Obligations Fund is an unrelated party.

Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Asset management and recordkeeping fees paid to Associated Trust Company, N.A. totaled $961,485 and $1,118,941 in 2007 and 2006, respectively.

The Plan invests in various Associated Trust Company, N.A. common/collective trust funds and a money market account. As of December 31, 2007 and 2006, $197,283,658 and $187,718,394, respectively, were invested in Associated Trust Company, N.A. common/collective trust funds. As of December 31, 2007 and 2006, $420,008 and $67,289, respectively, were invested in an Associated Trust Company, N.A. Money Market Account.

(5)	Benefits Payable

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for plan benefits per the financial statements	$429,135,764	$461,601,012
Amounts allocated to benefit claims payable	(3,753,222)	(1,475,857)

Net Assets available for plan benefits per the Form 5500	$425,382,542	$460,125,155

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2007 and 2006 to Form 5500:

	2007	2006
Benefits paid to participants per the financial statements	$49,122,962	$47,787,965
Add: Amounts allocated to benefit claims payable at December 31, 2007 and 2006, respectively	3,753,222	1,475,857
Less: Amounts allocated to benefit claims payable at December 31, 2006 and 2005, respectively	(1,475,857)	(2,366,284)

Benefits paid to participants per Form 5500	$51,400,327	$46,897,538

(6)	Income Taxes

The Plan administrator has received a favorable tax determination letter, dated July 18, 2002, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

(7)	Subsequent Event

On January 2, 2008, the net assets of the First National Bank of Hudson 401(k) Savings Plan totaling $5,411,545 and the net assets of the Jabas Group 401(k) Savings Plan totaling $8,407,670 were transferred into the Plan and the participants in the merged plans became active participants in the Plan as of January 1, 2008.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of investment,
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral	Current
Lessor, or similar party	par, or maturity value	Value

* Associated Trust Company, N.A. Emerging Growth Fund	344,049 units	$9,864,564

* Associated Trust Company, N.A. Common Stock Fund	48,612 units	9,780,372

* Associated Trust Company, N.A. Equity Income Fund	46,087 units	4,211,566

* Associated Trust Company, N.A. Foreign Equity Fund	131,432 units	11,978,712

* Associated Trust Company, N.A. Balanced Lifestage Fund	2,997,866 units	48,058,842

* Associated Trust Company, N.A. Growth Balanced Lifestage Fund	450,685 units	7,653,665

* Associated Trust Company, N.A. Growth Lifestage Fund	2,654,130 units	50,879,120

* Associated Trust Company, N.A. Intermediate Term Bond Fund	592,098 units	17,348,033

* Associated Trust Company, N.A. Conservative Balanced Lifestage Fund	136,917 units	1,930,704

* Associated Trust Company, N.A. Money Market Account	30,662,907 units	35,578,080

Total Common/Collective Trust Funds		$197,283,658

* Associated Banc-Corp Common Stock Fund	2,287,783 units	$109,067,677

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of investment,
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral	Current
Lessor, or similar party	par, or maturity value	Value

Dodge & Cox Stock Fund	224,479 units	$31,036,398

EuroPacific Growth Fund	384,512 units	19,287,143

Goldman Sachs Growth Opportunities Institutional Fund	533,221 units	12,568,011

Growth Fund of America	346,288 units	11,690,696

Janus Small Cap Value Fund	583,503 units	13,143,822

Vanguard Institutional Index Fund	118,777 units	15,932,808

Weitz Value Fund	226,176 units	7,167,533

Total Mutual Funds		$110,826,411

Goldman Sachs Financial Square Prime Obligations Fund (Used in directed segregated accounts)		$420,008

Federal Home Loan Banks	10/05/2011	$50,000
(Used only in one directed segregated account)	5.00%
	$50,000 par

Federal National Mtg Assn	11/17/2016	25,063
(Used only in one directed segregated account)	6.00%
	25,000 par

Merrill Lynch & Co Medium Term Note	07/15/2008	24,640
(Used only in one directed segregated account)	3.125%
	25,000 par

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of investment,
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral	Current
Lessor, or similar party	par, or maturity value	Value

SLM Corp Medium Term Note	1/15/2009	24,084
(Used only in one directed segregated account)	4.00%
	25,000 par

Total Fixed Income		$123,787

Loans to Participants (162 participant loans with interest rates ranging from 4.00% to 10.25% and maturity dates ranging from January 1, 2008 to October 15, 2025)		$1,075,200

Cash Surrender Value:
Penn Mutual Life Insurance Co.		$58,302
The Guardian Insurance and Annuity Co.		29,211
General American Life Ins. Co.		77,897

Total Cash Surrender Value of life insurance		$165,410

Total Investments		$418,962,151

*	Denotes a party-in-interest
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
/s/ Karen L. Garvey
Karen L. Garvey, Chairperson
Retirement Program Committee

Dated: June 26, 2008

Exhibit Index

Exhibit
Number	Description

No 23	Consent of Independent Registered Public Accounting Firm